FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March, 2013

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 30 April, 2013

EXHIBIT INDEX

EXHIBIT NUMBER          EXHIBIT DESCRIPTION
99                                         Notice to London Stock Exchange dated 30 April, 2013

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 22 March 2013 entitled 'Director/PDMR Shareholding'

Exhibit 2:	Stock Exchange announcement dated 22 March 2013 entitled 'Director/PDMR Shareholding'

Exhibit 3:	Stock Exchange announcement dated 21 March 2013 entitled 'Director/PDMR Shareholding'

Exhibit 4:	Stock Exchange announcement dated 20 March 2013 entitled 'Director/PDMR Shareholding'

Exhibit 5:	Stock Exchange announcement dated 14 March 2013 entitled 'Director/PDMR Shareholding'

Exhibit 1:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 22 March 2013 of the following transaction which took place on 22 March 2013:

Ms H Nyasulu (Director) - purchase of 400 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2734p per share.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

JULIAN THURSTON - +44(0)207 822 6707

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

22 March 2013

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 2:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 21 March 2013 of the following transaction which took place on 21 March 2013:

Mr H Manwani (PDMR)

- sold 36,000 Unilever PLC Ordinary 3 1/9 pence shares at an average price of 2733.1676p per share.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

JULIAN THURSTON - +44(0)207 822 6707

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

22 March 2013

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 3:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever North America 2002 Omnibus Equity Compensation Plan

Unilever PLC was notified on 20 March 2013 that on 18 March 2013 the following awards under the Unilever North America 2002 Omnibus Equity Compensation Plan vested based on the New York Stock Exchange closing price of $41.53 on 19 March 2013.

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded on 18 March 2010 with conditional rights pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan:

Mr A Jope (PDMR) received 14,944 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share after 9,964 were withheld to meet tax liabilities.

The above transaction was carried out in the USA.

****

Unilever PLC was notified on 20 March 2013 that on 18 and 19 March 2013 the following awards under the Unilever North America 2002 Omnibus Equity Compensation Plan vested based on the New York Stock Exchange closing price of $41.73 on 20 March 2013.

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded in between 2010 and 2013 (as shown in the table below) under a Special Performance Incentive Award with pre-set performance conditions:

(PDMR)	Grant Date	Vesting Date	Shares withheld to meet tax liabilities	Shares received
Mr A Jope	18/03/2010	18/03/2013	335	311
Mr A Jope	18/03/2011	18/03/2013	546	506
Mr A Jope	19/03/2012	19/03/2013	599	556
Mr A Jope	18/03/2013	18/03/2013	448	416

The above transactions were carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

JULIAN THURSTON - +44(0)207 822 6707

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

21 March 2013

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 4:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 19 March 2013 that on 18 March 2013 the following awards under the Unilever Global Share Incentive Plan and the Unilever Share Matching scheme vested based on the London Stock Exchange closing price of £27.35 on 18 March 2013.

Unilever Global Share Incentive Plan 2007 (GSIP)

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded in March 2010 with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr D A Baillie (PDMR) received 12,445 Unilever PLC Ordinary shares of 3 1/9p each after 8,991 were withheld to meet tax liabilities.

Professor G Berger (PDMR) received 8,360 Unilever PLC Ordinary shares of 3 1/9p each after 9,057 were withheld to meet tax liabilities.

Mr D Blanchard (PDMR) received 4,560 Unilever PLC Ordinary shares of 3 1/9p each after 3,041 were withheld to meet tax liabilities.

Mr K Havelock (PDMR) received 5,701 Unilever PLC Ordinary shares of 3 1/9p each after 3,802 were withheld to meet tax liabilities.

Mr J-M Huët (Director) received 18,271 Unilever PLC Ordinary shares of 3 1/9p each after 19,795 were withheld to meet tax liabilities.

Mr K Kruythoff (PDMR) received 6,841 Unilever PLC Ordinary shares of 3 1/9p each after 4,561 were withheld to meet tax liabilities.

Mr D Lewis (PDMR) received 10,405 Unilever PLC Ordinary shares of 3 1/9p each after 6,938 were withheld to meet tax liabilities.

Mr H Manwani (PDMR) received 17,882 Unilever PLC Ordinary shares of 3 1/9p each.

Mr P Polman (Director) received 36,616 Unilever PLC Ordinary shares of 3 1/9p each after 17,744 were withheld to meet tax liabilities.

Mr P-L Sigismondi (PDMR) received 6,568 Unilever PLC Ordinary shares of 3 1/9p each after 7,116 were withheld to meet tax liabilities.

Mr A de Saint-Affrique (PDMR) received 5,701 Unilever PLC Ordinary shares of 3 1/9p each after 3,802 were withheld to meet tax liabilities.

Mr K F Weed (PDMR) received 10,405 Unilever PLC Ordinary shares of 3 1/9p each after 6,938 were withheld to meet tax liabilities.

Mr J Zijderveld (PDMR) received 7,981 Unilever PLC Ordinary shares of 3 1/9p each after 5,321 were withheld to meet tax liabilities.

The above transactions were carried out in the UK.

Unilever Global Share Incentive Plan 2007 (GSIP) - Restricted Stock

The following number of Unilever PLC Ordinary shares of 3 1/9p each vested as Restricted Stock:

Mr J-M Huët (Director) received 10,504 Unilever PLC Ordinary shares of 3 1/9p each after 11,380 were withheld to meet tax liabilities.

The above transactions were carried out in the UK.

Unilever Share Matching Scheme

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded in March 2010 with conditional rights pursuant to the Unilever Share Matching Scheme:

Mr D A Baillie (PDMR) received 3,481 Unilever PLC Ordinary shares of 3 1/9p each.

Professor G Berger (PDMR) received 1,222 Unilever PLC Ordinary shares of 3 1/9p each after 1,324 were withheld to meet tax liabilities.

Mr H Manwani (PDMR) received 1,696 Unilever PLC Ordinary shares of 3 1/9p each after 1,839 were withheld to meet tax liabilities.

Mr P Polman (Director) received 7,113 Unilever PLC Ordinary shares of 3 1/9p each after 2,371 were withheld to meet tax liabilities.

Mr P-L Sigismondi (PDMR) received 763 Unilever PLC Ordinary shares of 3 1/9p each after 828 were withheld to meet tax liabilities.

The above transactions were carried out in the UK.

Unilever PLC was notified on 19 March 2013 that on 18 March 2013 the following award under the Unilever North America 2002 Omnibus Equity Compensation Plan was granted based on the New York Stock Exchange closing price of $41.24 on 18 March 2013.

Unilever North America 2002 Omnibus Equity Compensation Plan

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded under a Special Performance Incentive Award with pre-set performance conditions:

Mr A Jope (PDMR)	864

The above transaction was carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

JULIAN THURSTON - +44(0)207 822 6707

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

20 March 2013

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 5:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 14 March 2013 that on 13 March 2013 either dividend equivalents or dividends earned were reinvested as additional shares under the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever Management Co Investment Plan (MCIP), the Senior Executive Retirement Arrangement (SERA), the Unilever North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, Management Co-Investment Program and the Before-Tax Share Bonus Program. These additional shares were based on the London Stock Exchange closing price of £27.41 or the New York Stock Exchange closing price of $40.94 (as appropriate) on 13 March 2013.

Unilever Global Share Incentive Plan 2007 (GSIP)

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 459 Ordinary 3 1/9 pence shares
Professor G Berger (PDMR) - 384 Ordinary 3 1/9 pence shares
Mr D Blanchard (PDMR) - 195 Ordinary 3 1/9 pence shares
Mr K Havelock (PDMR) - 281 Ordinary 3 1/9 pence shares
Mr J-M Huët (Director) - 832 Ordinary 3 1/9 pence shares
Mr K Kruythoff (PDMR) - 231 Ordinary 3 1/9 pence shares
Mr D Lewis (PDMR) - 376 Ordinary 3 1/9 pence shares
Mr H Manwani (PDMR) - 409 Ordinary 3 1/9 pence shares
Mr P G J M Polman (Director) - 1,160 Ordinary 3 1/9 pence shares
Mr A Saint-Affrique (PDMR) - 243 Ordinary 3 1/9 pence shares
Mr P L Sigismondi (PDMR) - 369 Ordinary 3 1/9 pence shares
Mr K C F Weed (PDMR) - 376 Ordinary 3 1/9 pence shares
Mr J Zijderveld (PDMR) - 339 Ordinary 3 1/9 pence shares
The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

Dividend equivalents earned on MCIP Match Shares were reinvested as additional MCIP Match Shares, which will be subject to the same performance conditions as the underlying MCIP Match Shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 114 Ordinary 3 1/9 pence shares
Professor G Berger (PDMR) - 73 Ordinary 3 1/9 pence shares
Mr D Blanchard (PDMR) - 63 Ordinary 3 1/9 pence shares
Mr K Havelock (PDMR) - 90 Ordinary 3 1/9 pence shares
Mr J-M Huët (Director) - 31 Ordinary 3 1/9 pence shares
Mr K Kruythoff (PDMR) - 36 Ordinary 3 1/9 pence shares
Mr D Lewis (PDMR) - 110 Ordinary 3 1/9 pence shares
Mr H Manwani (PDMR) - 154 Ordinary 3 1/9 pence shares
Mr P G J M Polman (Director) - 153 Ordinary 3 1/9 pence shares
Mr A Saint-Affrique (PDMR) - 76 Ordinary 3 1/9 pence shares
Mr P L Sigismondi (PDMR) - 105 Ordinary 3 1/9 pence shares
Mr K C F Weed (PDMR) - 112 Ordinary 3 1/9 pence shares
Mr J Zijderveld (PDMR) - 112 Ordinary 3 1/9 pence shares
The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

Dividends earned on MCIP Investment Shares were as follows:

Mr D Blanchard (PDMR) - 53 Ordinary 3 1/9 pence shares
Mr K Havelock (PDMR) - 76 Ordinary 3 1/9 pence shares
Mr K Kruythoff (PDMR) - 30 Ordinary 3 1/9 pence shares
Mr A Saint-Affrique (PDMR) - 65 Ordinary 3 1/9 pence shares
Mr K C F Weed (PDMR) - 42 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Compensation Plan

Dividend equivalents earned on North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, Management Co-Investment Program and the Before Tax Share Bonus target shares were reinvested as additional North America 2002 Omnibus Equity Compensation Plan shares. The dividend equivalents reinvested were as follows:

Global Share Incentive Program

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 448 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
The above transaction was carried out in the USA.

Management Co-Investment Program

Dividend equivalents earned on MCIP conditional target shares were reinvested as additional MCIP conditional shares, which will be subject to the same performance conditions as the underlying MCIP target shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 86 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA

Unilever Before-Tax Share Bonus Program

Dividend equivalents earned on shares in the Share Bonus Program were reinvested and will be distributed in July of the calendar year after the year of retirement or termination. There are no performance conditions associated with receiving these dividends. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 36 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
The above transaction was carried out in the USA.

Reinvestment of dividend on beneficially owned shares

Dividends were earned on shares beneficially owned, and reinvested as follows:

Mr D Blanchard (PDMR) - 3 Ordinary 3 1/9 pence shares
Mr K Havelock (PDMR) - 40 Ordinary 3 1/9 pence shares
Mr K Kruythoff (PDMR) - 1 Ordinary 3 1/9 pence shares
Mr A Saint-Affrique (PDMR) - 126 Ordinary 3 1/9 pence shares
Mr K C F Weed (PDMR) - 141 Ordinary 3 1/9 pence shares
The above transactions were carried out in the UK.

Senior Executive Retirement Arrangement (SERA)

Unilever PLC was notified on 14 March 2013 that on 12 September 2012 dividends earned were reinvested as additional shares under the Senior Executive Retirement Arrangement (SERA). These additional shares were based on the London Stock Exchange closing price of £22.35 on 12 September 2012.

Mr K Havelock (PDMR) - 240 Ordinary 3 1/9 pence shares
Mr K C F Weed (PDMR) - 408 Ordinary 3 1/9 pence shares

Unilever PLC was notified on 14 March 2013 that on 12 December 2012 dividends earned were reinvested as additional shares under the Senior Executive Retirement Arrangement (SERA). These additional shares were based on the London Stock Exchange closing price of £24.29 on 12 December 2012.

Mr K Havelock (PDMR) - 233 Ordinary 3 1/9 pence shares
Mr K C F Weed (PDMR) - 396 Ordinary 3 1/9 pence shares

Unilever PLC was notified on 14 March 2013 that on 13 March 2013 dividends earned were reinvested as additional shares under the Senior Executive Retirement Arrangement (SERA). These additional shares were based on the London Stock Exchange closing price of £27.41 on 13 March 2013.

Mr K Havelock (PDMR) - 215 Ordinary 3 1/9 pence shares
Mr K C F Weed (PDMR) - 365 Ordinary 3 1/9 pence shares
The above transactions were carried out in the UK.

Unilever PLC was notified on 13 March 2013 that on 13 March 2013 Mr Kevin Havelock (PDMR) sold 32,750 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share at a price of US$40.8831 each.

The above transaction was carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - GROUP SECRETARY

14 March 2013

This information is provided by RNS
The company news service from the London Stock Exchange

END

Safe Harbour:

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; increasing competitive pressures; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group’s Annual Report on Form 20-F for the year ended 31 December 2012 and the Annual Report and Accounts 2012. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.